Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

April 18, 2008

Ms. Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AgFeed Industries, Inc.

Registration Statement on Form S-3

Filed March 13, 2008

File No. 333-149689

Form 10-K for Fiscal Year Ended

December 31, 2007

Filed March 14, 2008

File No. 001-33674

Dear Ms. Parker:

On behalf of AgFeed Industries, Inc. (“AgFeed”), we respond as follows to the Staff’s comment letter dated March 31, 2008 relating to the above-captioned Registration Statement and Form 10-K. Page references in our responses correspond to the present versions of the Registration Statement and Form 10-K, as appropriate, copies of which have been marked to note the changes from the filings made on March 13, 2008 and March 14, 2008, respectively (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided AgFeed’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 41

1.	Please amend your filing to include the conclusion required by Item 307 of Regulation S-K regarding your disclosure controls and procedures.

We have amended the first paragraph of Item 9A on page 41 to read in full as follows:

"Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2007 based on the material weakness described below."

Securities and Exchange Commission

April 18, 2008

Remediation of Material Weakness, page 43

2.

Please expand your discussion that you have authorized the addition of staff members to the finance and information technology departments "to the extent reasonably possible in our current financial situation." Discuss the limitations places by your current financial situation on your ability to do all that is necessary to remediate your material weaknesses. To the extent material, please disclose the amounts you have spent to date and the amount you expect to spend in the future to remediate the material weaknesses.

We have deleted the introductory phrase "To the extent reasonably possible in our current financial situation" from the second sentence of the first paragraph of page 43. Additionally, we have amended the discussion of the remediation of the material weakness on page 43 to quantify the amounts spent to date and the amount AgFeed expects to spend in the future on the remediation.

3.

Please reconcile your statement at the bottom of this page that there have not been any changes in your ICFR during the fourth quarter that have materially affected your ICFR with the disclosure in this section regarding remediation of material weaknesses.

We have amended the final paragraph of Item 9A on page 43 to read in full as follows:

"AgFeed was, until late 2006 when it merged with and into Wallace Mountain Resources Corp., an operating business existing in and subject to the laws of the People's Republic of China. As a Chinese company, we developed minimal ICFR for the operation of our businesses. As a result of the merger, the AgFeed became subject to US GAAP financial reporting standards, and the rules and regulations of the SEC with respect to the development of internal controls over financial reporting. We have undertaken, with the assistance of an outside consultant, to identify and remediate the material weaknesses set forth above. Accordingly, as a result of the merger and the existing material weaknesses discussed above, certain of AgFeed's ICFR during the fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our ICFR have changed. Our management has initiated the steps outlined above under “Remediation of Material Weakness.” "

Form S-3 Filed March 13, 2008

Selling Stockholders, page 20

4.

You state on page 23 that, "Each selling stockholder that is affiliated with a registered broker-dealer has confirmed to us that, at the time it acquired the securities subject to the registration statement of which this prospectus is a part, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities." Please disclose which selling stockholders are affiliates of a broker-dealer. Further, identify each one as an underwriter, unless you can state that each one purchased the securities in the ordinary course of business.

We have amended the disclosure on page 23 to identify that selling stockholder who is an affiliate of a broker-dealer. However, we note that the second full paragraph on page 23 currently provides that each of the selling stockholders may be deemed an underwriter as requested. Therefore, no additional disclosure has been made to address this.

Securities and Exchange Commission

April 18, 2008

5.

Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 199 supplement to the Corporation Finance telephone interpretation manual.

We have amended the footnotes to the Selling Stockholder Share Ownership Table on page 21 to include disclosure of the persons exercising voting and/or investment power with respect to the covered shares held by Apollo Asia Opportunity Master Fund, LP, Jabcap Multi-Strategy Master Fund Limited and J-Invest Ltd. Deutsche Bank has advised that the beneficial holder of the shares is Deutsche Bank AG London, as currently listed in the Share Ownership Table and that no separate natural person has voting or dispositive power with respect to the covered shares. Therefore, we have not provided additional disclosure for Deutsche Bank AG London.

We thank the Staff for its attention to this registration statement. Please call me at 215-665-3828 if you have any questions or require any additional information.

Very truly yours,

Brian S. North

Enclosure